ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.: 333-248213

Dated February 9, 2021

PRESS RELEASE

Green Thumb Industries Announces Initial Public Offering in the U.S. to Raise US$100,000,000

First Public Sale of Equity Registered with the U.S. Securities Exchange Commission by Green Thumb Industries

Chicago and Vancouver, British Columbia (February 9, 2021) — Green Thumb Industries Inc. (“Green Thumb”) (CSE: GTII) (OTCQX: GTBIF), a leading cannabis consumer packaged goods company and owner of Rise™ Dispensaries, today announced that its Form S-1 registration statement relating to the potential sale of up to 10,000,000 of its subordinate voting shares (the “Registration Statement”), has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) as of February 8, 2021. Shortly following becoming effective, Green Thumb received and accepted an offer from a single institutional investor to purchase approximately 3.1 million registered subordinate voting shares at $32.03 per share for a total of US$100,000,000. The sale will close on February 9, 2021.

“Institutional investors are waking up to the great American cannabis growth story,” said Green Thumb Founder and Chief Executive Officer Ben Kovler. “This investment reflects the very real interest, understanding, and momentum behind the potential $100 billion U.S. cannabis opportunity that is happening now. The industry needs more meaningful access to capital to unleash the true economic and social growth potential. The next step should be allowing U.S. cannabis companies to formally list on major U.S. exchanges just like our Canadian counterparts. The U.S. cannabis industry creates jobs, tax revenue, and has the opportunity to address head on some of the major injustices and inequities brought on by the War on Drugs.”

As further described in the Registration Statement, the principal purposes of this offering are to increase Green Thumb’s capitalization and financial flexibility.

The offering is being made only in the United States by means of a prospectus. Copies of the Registration Statement and prospectus may be accessed through the U.S. Securities and Exchange Commission’s website at www.sec.gov, and from Green Thumb’s Investor Relations Department at 325 W. Huron Street, Suite 700, Chicago, IL 60654 or by calling 310-622-8257.

The offering is on a “self-underwritten, best efforts” basis.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The subordinate voting shares being offered pursuant to the Registration Statement (i) have not been qualified for distribution by prospectus in Canada, and (ii) may not be offered or sold in Canada during the course of their distribution except pursuant to a Canadian prospectus or prospectus exemption.

About Green Thumb Industries:

Green Thumb Industries Inc., a national cannabis consumer packaged goods company and retailer, promotes well-being through the power of cannabis while giving back to the communities in which it serves. Green Thumb manufactures and distributes a portfolio of branded cannabis products including Beboe, Dogwalkers, Dr. Solomon’s, incredibles, Rythm and The Feel Collection. The company also owns and operates rapidly growing national retail cannabis stores called Rise™. Headquartered in Chicago, Illinois, Green Thumb has 13 manufacturing facilities, licenses for 97 retail locations and operations across 12 U.S. markets. Established in 2014, Green Thumb employs over 2,300 people and serves thousands of patients and customers each year. The company was named a Best Workplace 2018 by Crain’s Chicago Business and MG Retailer magazine in 2018 and 2019. More information is available at GTIgrows.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which may constitute “forward-looking information” within the meaning of applicable securities laws. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect,” or similar expressions and include information relating to the size of the U.S. cannabis market, expectations regarding listing opportunities for U.S. cannabis companies on major U.S. exchanges, the impact of cannabis on job opportunities and tax revenue in the U.S. and expectations regarding the principal purposes of the offering. The forward-looking information in this news release is based upon the expectations of future events which management believes to be reasonable. Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Green Thumb does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information in this news release is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those express or implied. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in Green Thumb’s public filings with the applicable securities regulatory authorities on the SEC’s website at www.sec.gov and on SEDAR at www.sedar.com, including the risk factors set out in the Registration Statement and any prospectus relating to the offering discussed in this release.

Investor Contact:	Media Contact:

Jennifer Dooley	Linda Marsicano
Chief Strategy Officer	VP, Corporate Communications
InvestorRelations@gtigrows.com	lmarsicano@gtigrows.com
310-622-8257	773-354-2004

Source: Green Thumb Industries